Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

www.drinkerbiddle.com

November 16, 2018

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward P. Bartz

Re:       Destra International & Event-Driven Credit Fund, File Nos.: 333-221584; 811-23309 (the “Fund” or “Registrant”)

Dear Mr. Bartz:

The following responds to the comments you provided orally on November 15, 2018 in connection with your review of the post-effective amendment to the Fund’s registration statement (the “Registration Statement”) filed on September 11, 2018 on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”).1 The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

Prospectus

Distribution of Shares (Page 99)

1.	Comment: (i) Please amend the disclosure under the section entitled Potential Sales Charge Waiver to include a statement to the effect that the Fund will disclose arrangements to offer Shares with reduced sales charges via an appendix to the Fund’s Prospectus.

(ii) Please supplementally provide the Staff with a copy of the revised sections entitled Potential Sales Charge Waiver, Letters of Intent and Right of Accumulation at your earliest convenience.

Response: (i) The Registrant will add the following disclosure to the section entitled Potential Sales Charge Waiver:

To the extent the Distributor offers Shares with reduced sales charges through an arrangement with (i) eligible retirement or benefit plans; (ii) securities dealers and brokers having a sales agreement with the Distributor; (iii) investment advisors that administer eligible investment advisory or agency commission programs; and (iv) any other entity, such arrangements will be disclosed via an appendix to the Fund’s Prospectus.

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

(ii) The Registrant confirms that it will provide the Staff with a copy of the requested sections at its earliest convenience.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1109 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Benjamin McCulloch
Benjamin McCulloch

cc:	Jane Hong Shissler, Esq.
Joshua B. Deringer, Esq.

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